================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K


(Mark One)
   [X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

   For the fiscal year ended December 31, 1998

                                       OR
   [ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
        SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from __________ to __________

Commission file number 2-50853










                             THE COASTAL CORPORATION
                                   THRIFT PLAN
                            (Full title of the plan)












                             THE COASTAL CORPORATION
                                  Coastal Tower
                               Nine Greenway Plaza
                            Houston, Texas 77046-0995
               (Name of issuer of the securities held pursuant to
             the plan and address of its principal executive office)

================================================================================

                          INDEPENDENT AUDITORS' REPORT


Administrator
The Coastal Corporation Thrift Plan
Houston, Texas


We have audited the accompanying statements of net assets available for plan benefits of The Coastal Corporation Thrift Plan (the "Plan") as of December 31, 1998 and 1997, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules 1 through 9 and Items 27a and 27d are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 1998 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.





DELOITTE & TOUCHE LLP


Houston, Texas
June 18, 1999

                       THE COASTAL CORPORATION THRIFT PLAN
              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                                                                            December 31,
                                                                                ---------------------------------
                                                                                     1998               1997
                                                                                ---------------    --------------
ASSETS

Investments, at market:
   Securities of The Coastal Corporation:
      Common Stock........................................................      $   490,707,350    $  451,536,295
      Class A Common Stock................................................              378,261           827,312
      $1.83 Cumulative Convertible Preferred Stock, Series B..............               99,682            94,329
   Valero Energy Corporation Common Stock.................................              416,925           734,402
   Pacific Gas & Electric Corporation Common Stock........................              342,405           392,250
   Intelect Communications, Inc. Common Stock.............................                5,684            24,906
   Diversified Fund.......................................................           27,376,139        26,097,217
   Short Term Investments.................................................           47,176,213        52,216,948
                                                                                ---------------    --------------
Total Investments.........................................................          566,502,659       531,923,659
                                                                                ---------------    --------------

Receivables:
   Contributions..........................................................               20,231             2,230
   Dividends..............................................................              917,602           780,477
   Interest...............................................................              218,216           255,164
                                                                                ---------------    --------------
Total Receivables.........................................................            1,156,049         1,037,871
                                                                                ---------------    --------------

Cash  ....................................................................                    2                 6
                                                                                ---------------    --------------

      TOTAL ASSETS........................................................          567,658,710       532,961,536
                                                                                ---------------    --------------


LIABILITIES

Payable to participants...................................................            3,904,325         9,173,609
                                                                                ---------------    --------------


      TOTAL LIABILITIES...................................................            3,904,325         9,173,609
                                                                                ---------------    --------------


NET ASSETS AVAILABLE FOR PLAN BENEFITS....................................      $   563,754,385    $  523,787,927
                                                                                ===============    ==============


                See Notes and Schedules to Financial Statements.

                       THE COASTAL CORPORATION THRIFT PLAN
         STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                                                                         For the Year Ended
                                                                                            December 31,
                                                                                ---------------------------------
                                                                                     1998               1997
                                                                                ---------------    --------------
ADDITIONS:
Investment income:
   Dividends..............................................................      $     4,041,081    $    3,651,771
   Interest...............................................................            2,737,022         3,106,336
                                                                                ---------------    --------------
   Total investment income................................................            6,778,103         6,758,107
                                                                                ---------------    --------------


Realized gains on investments (Note 6)....................................            2,755,691         7,556,948
                                                                                ---------------    --------------


Net change in unrealized appreciation
   of investments (Note 7)................................................           59,072,855       100,137,323
                                                                                ---------------    --------------


Contributions:
   Employer...............................................................           20,008,426        19,606,321
   Forfeitures............................................................             (432,085)         (373,344)
                                                                                ---------------    --------------
      Net employer contributions..........................................           19,576,341        19,232,977
   Rollover from other plans..............................................              133,480            51,556
   Participants...........................................................           22,132,071        21,673,515
                                                                                ---------------    --------------
   Total contributions....................................................           41,841,892        40,958,048
                                                                                ---------------    --------------


DEDUCTIONS:

Withdrawals...............................................................          (70,482,083)      (91,681,157)
                                                                                ---------------    --------------


TRANSFERS:

Transfer from the Derby Refining Company Thrift Plan......................                    -           551,336
                                                                                ---------------    --------------

   Net increase ..........................................................           39,966,458        64,280,605
                                                                                ---------------    --------------


NET ASSETS AVAILABLE FOR PLAN BENEFITS:

   Beginning of Year......................................................          523,787,927       459,507,322
                                                                                ---------------    --------------
   End of Year............................................................      $   563,754,385    $  523,787,927
                                                                                ===============    ==============


                See Notes and Schedules to Financial Statements.

                       THE COASTAL CORPORATION THRIFT PLAN
                          NOTES TO FINANCIAL STATEMENTS


1.    Description of the Plan

      General

      The Coastal Corporation Thrift Plan (the "Plan") is primarily an employee stock purchase plan which is registered under the Securities Act of 1933, as amended, and designed to provide a systematic means whereby the contributions of eligible employees of The Coastal Corporation and participating subsidiaries ("Coastal" or "Company") and matching contributions of the Company may be invested for the benefit of the participating employees. The Plan is administered by Coastal, and pursuant to the provisions of the Plan, an Administrative Committee comprised of employees of Coastal has been appointed to carry out certain duties under the Plan. Chase Bank of Texas National Association (the "Trustee") is the Trustee of the Plan Trust (the "Trust"). All employees eligible for participation in the Plan receive a prospectus and an employee handbook, which may be updated by supplements from time to time, containing a general description of the Plan. The Trustee holds the investment assets of the Plan and executes transactions relating thereto.

      Termination of the Plan

      Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). In the event of termination, participants will become 100 percent vested in their accounts.

      Amendment

      The Plan was amended on June 20, 1997 and on December 31, 1997 to conform to statutory changes and to merge the Derby Refining Company Thrift Plan into the Plan as of December 31, 1997.

      On December 19, 1998, the Plan was amended and restated as of January 1, 1999 to conform to statutory changes; to provide participants in the Company's coal operations with (i) a Company-matching contribution of 2% of a participant's basic compensation and (ii) the option to contribute to the Plan on an after-tax basis; to provide credit for determining eligibility to join the Plan for employees of certain facilities for such employees' employment at such facilities prior to the acquisition by the Company of the facilities; to permit a participant's benefit to be reduced to satisfy liabilities of the participant to the Plan due to conviction of a crime involving the Plan or certain settlements involving violations of fiduciary provisions of law with respect to the Plan; and to convert certain of the Section 401(k) provisions of the Plan to employee stock ownership plan ("ESOP") provisions.

2.    Summary of Significant Accounting Policies

      Accounting Basis

      The financial statements of the Plan are prepared on the accrual basis of accounting.

      Marketable Securities

      Securities valuations are based on the last recorded sales price at December 31, 1998 and 1997, as reported by the principal securities exchange on which the security is traded, or the average of the bid and the asked price if sold over the counter. Realized gains and losses reported on the sale or withdrawal of securities by participants are based on the difference between market values of the securities sold and/or transferred to participants at the effective dates and the market value at the beginning of the year and cost of securities purchased during the year.

      Use of Estimates

      The preparation of financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could differ from the estimates and assumptions used.

      Federal Income Taxes

      The Company received its most recent determination letter dated June 26, 1996 from the Internal Revenue Service which states the Plan meets the exemption requirements of Section 401(a) of the Internal Revenue Code of 1986, as amended (the "Code"); and therefore, the Trust is exempt from taxation under Section 501(a) of the Code. Since that determination, certain amendments have been made. It is the opinion of management that, on the basis of the Internal Revenue Service's prior determination, and existing federal income tax laws, the Plan, as amended, continues to be exempt from taxation. Accordingly, no provision has been made for federal income taxes.

      Reclassification of Prior Period Statements

      Certain minor reclassifications have been made to conform with current reporting practices. The effect of the reclassifications was not material to the Plan's Statement of Net Assets Available for Plan Benefits, Statement of Changes in Net Assets Available for Plan Benefits or supplemental schedules.

3.    Contributions to the Plan

      Employee Contributions

      Upon enrollment, a participant may elect to contribute to the Plan on a before- or after-tax basis (except that participants in Canada may contribute to the Plan only on an after-tax basis), by means of regular payroll deductions, from two percent (2%) to eight percent (8%), in increments of one percent (1%), of the participant's basic compensation up to a maximum amount of $160,000 for 1998 and 1997, or such greater amount as may be allowed by Section 401(a) of the Code. Generally, "basic compensation" means fixed salaries or wages per hour, sales commissions, and truck mileage and loading which are paid by the Company to the participant, excluding compensation for bonuses, overtime and other incentive compensation.

      Before-tax contributions are made pursuant to salary reduction agreements. Salary reduction contributions for ESOP participants constitute and are treated as an ESOP.

      Employee contributions to the Plan, except those contributed as elective deferrals (including salary reduction contributions) pursuant to Section 401(k) (as limited by Section 402(g)(3)) of the Code, are taxed at ordinary income tax rates as a part of their salary. The Company matching contributions, investment income, employee contributions under provisions of Section 401(k) of the Code, and unrealized appreciation are not taxable to the employee until withdrawal.

      Employer Contributions

      The Company will make Company matching contributions for the account of the participant at an amount equal to the employee's contributions subject to a maximum rate of two percent (2%) of the employee's basic compensation (as defined above) during the first and second year of active participation in the Plan; thereafter, the Company matching contributions are increased to not more than four percent (4%) during the third and fourth years of active participation, six percent (6%) during the fifth and sixth years of active participation and eight percent (8%) after six years of active participation in the Plan. However, participants in the Company's coal operations are eligible for Company matching contributions to a maximum of two percent (2%) of an employee's basic compensation.

      Vesting

      A participant's balance in the Trust attributable to the employee's contributions is vested in such participant at all times. The Company's contributions and appreciation and earnings thereon in the participant's balance vest at the rate of 20% upon completion of each twelve months of Active Participation (as defined in the Plan); such vesting continues, on a cumulative basis, until a participant becomes fully vested in all contributions and appreciation and earnings thereon (usually 6 years, comprised of the initial year of employment plus five years of Active Participation). Any period of time during which a participant has declined to contribute to the Plan is not included in the determination of vesting of Company contributions.

4.    Investment Programs(*)

      Funds in Which Current Employee Contributions Are Invested:

      The Coastal Common Stock Fund is a fund invested in the common stock of Coastal. Cash dividends thereon are reinvested in such Common Stock Fund. All Company matching contributions are invested in the Coastal Common Stock Fund only.

      The Interest Income Fund is an unsegregated fund invested in interest bearing investments such as bonds, notes, debentures, savings accounts, savings certificates, commercial paper, obligations of the United States of America, deposit accounts maintained by one or more legal reserve life insurance companies which provide for the payment of fixed or variable rates of interest for specified periods of time, and other similar types of investments. A portion of the Interest Income Fund may be retained in cash.

      The Diversified Fund is an unsegregated fund invested in capital stocks of issuers (other than Coastal or any related employer or subsidiary thereof), notes, bonds, debentures, and other similar types of investments. A portion of the Diversified Fund may be retained in cash or invested temporarily in obligations of the United States of America or in commercial paper.

      Funds in Which Current Employee Contributions Are Not Invested:

      The Coastal Class A Common Stock Fund is a fund invested in Class A Common Stock of Coastal which was received as a stock dividend in 1984. Dividends declared on Coastal Class A Common Stock are invested in the Coastal Common Stock Fund. A participant may have the Class A Common Stock in his account converted to Coastal Common Stock. Class A Common Stock attributable to a participant's own contributions and earnings may be converted into Coastal Common Stock, the Common Stock sold and the proceeds invested in the Diversified Fund or the Interest Income Fund.

      The Coastal Preferred Stock Fund is a fund established to hold $1.83 Cumulative Convertible Preferred Stock, Series B of Coastal. Dividends declared on such Preferred Stock are invested in the Coastal Common Stock Fund. Each participant may elect to convert his interest in this fund into Coastal Common Stock.

      The Valero Stock Fund is a fund established to hold the common stock of Valero Energy Corporation ("Valero") received as a result of the spin-off of Valero by Coastal. A participant may direct the sale of Valero common stock in his account and have the proceeds invested in the Diversified Fund or the Coastal Common Stock Fund, or to have Valero common stock attributable to the participant's contributions and earnings sold, and the proceeds invested in the Interest Income Fund. Dividends or other cash realized from the Valero common stock are invested in the Coastal Common Stock Fund unless the participant elects to have such cash invested in the Diversified Fund.

      The PG&E Stock Fund is a fund established to hold common stock of Pacific Gas & Electric Corporation ("PG&E") which was received as a dividend to holders of Valero common stock in 1997. A participant may direct the sale of PG&E common stock in his account and have the proceeds invested in the Diversified Fund or the Coastal

-----------------------

      (*) For the Statement of Changes in Net Assets Available for Plan Benefits by Fund, refer to Schedule 9.

Common Stock Fund, or to have PG&E common stock attributable to the participant's contributions and earnings sold, and the proceeds invested in the Interest Income Fund. Dividends or other cash realized from the PG&E common stock are invested in the Coastal Common Stock Fund unless the participant elects to have such cash invested in the Diversified Fund.

      The Intelect Stock Fund is a fund established to hold the common stock of Intelect Communications, Inc. ("Intelect"), issued as a result of a spin-off by Coastal. A participant may direct the sale of Intelect common stock in his account and have the proceeds invested in the Coastal Common Stock Fund or the Diversified Fund or to have Intelect common stock attributable to the participant's contributions and earnings sold, and the proceeds invested in the Interest Income Fund. Dividends or other cash realized from Intelect common stock are invested in the Coastal Common Stock Fund.

      A Diversified Fund was established in the Derby Refining Company Thrift Plan prior to its merger into the Plan, and only the account balances transferred from the Derby Refining Company Thrift Plan may be invested in this fund. This fund has investments in Chase Bank of Texas Fixed Income and Equity Funds.

      The Government Bond Fund is an unsegregated fund which is invested in obligations issued or guaranteed by the United States of America or by any agency or instrumentality thereof and in savings deposits in any bank (including the Trustee) to the extent they are fully guaranteed by the Federal Deposit Insurance Corporation. This fund was established in the Derby Refining Company Thrift Plan prior to its merger into the Plan, and only the account balances transferred from the Derby Refining Company Thrift Plan may be invested in this fund.

5.    Administrative Costs

      All administrative Plan expenses, including fees and Trustee expenses, are paid by Coastal or its participating subsidiaries. Brokerage fees, taxes and other transaction fees are paid from Plan assets.

6.    Realized Gains on Investments

      The following is a summary of realized gains (losses) on investments for the years ended December 31, 1998 and 1997:

                                                  1998                                        1997
                              ------------------------------------------  ---------------------------------------
                              Sales Proceeds    Aggregate     Realized     Sales Proceeds   Aggregate    Realized
                              or Market Value  Carrying         Gain       or Market Value  Carrying       Gain
         Securities           of Withdrawals     Amount        (Loss)      of Withdrawals    Amount       (Loss)
--------------------------    --------------   -----------   -----------  ---------------  ----------   ---------
Coastal Common Stock Fund:
     The Coastal Corporation
       Common Stock            $30,829,001     $28,957,888   $1,871,113     $34,800,513   $31,327,999   $3,472,514

Diversified Fund:
     Unaffiliated marketable
       securities              28,424,826       27,541,444      883,382      21,951,897    17,944,133    4,007,764

Coastal Class A Common Stock
Fund:
     The Coastal Corporation
       Class A Common Stock         1,829            1,735           94         219,814       203,398       16,416

Coastal Preferred Stock Fund:
     The Coastal Corporation
       $1.83 Cumulative Convertible
       Preferred Stock, Series B    7,641            6,467        1,174          68,884        69,000         (116)

Valero Stock Fund:
     Valero Energy Corporation
       Common Stock               122,640          125,591       (2,951)        213,137       154,083       59,054

PG&E Stock Fund:
     Pacific Gas & Electric
       Corporation
       Common Stock                69,471           67,051        2,420               -             -            -

Intelect Stock Fund:
     Intelect Communications, Inc.
       Common Stock                 4,884            4,425          459           8,646         7,330        1,316
                               ----------      -----------   ----------     -----------   -----------   ----------
                               $59,460,292     $56,704,601   $2,755,691     $57,262,891   $49,705,943   $7,556,948
                               ===========     ===========   ==========     ===========   ===========   ==========

7.    Net Change in Unrealized Appreciation of Investments

      During 1998 and 1997 the fair value of investments (including investments bought and sold, as well as held during the year) appreciated (depreciated) as follows:

                                                                         1998                 1997
                                                                     -------------       --------------
       Coastal Common Stock                                          $  57,486,806       $   97,015,844
       Coastal Class A Common Stock                                          3,537              165,720
       Coastal Preferred Stock                                              11,820               15,327
       Valero Common Stock                                                (189,269)             403,329
       PG&E Common Stock                                                    14,588               42,831
       Intelect Common Stock                                               (15,545)               2,899
       Diversified Fund                                                  1,760,918            2,491,373
                                                                     -------------       --------------
                                                                     $  59,072,855       $  100,137,323
                                                                     =============       ==============

8.    Unit Values

      For the funds which assign units to participants, the following table sets forth the number of units and unit values:

                                                 1998                                     1997
                                 ------------------------------------     -----------------------------------

                                     Employee             Net Asset           Employee             Net Asset
                                       Units                Value               Units                Value
                                    Outstanding           Per Unit           Outstanding           Per Unit
                                 -----------------      -------------     -----------------      ------------
       Diversified Fund - Coastal      1,870,865          $ 14.6065             2,029,739         $  12.8134
       Diversified Fund - Derby           19,441             2.5384                19,454             2.1481
       Interest Income Fund           45,729,359             1.0000            49,532,995             1.0000
       Government Bond Fund                3,004             1.4900                 3,004             1.4150

       The Plan's Diversified Fund Unit Values are based on the value of the underlying common and preferred stocks reported in Schedule 7. The unit values are computed monthly and are adjusted for realized gains or losses from sales of stocks, unrealized gains or losses based on changes in value of securities held, and interest and dividends credited to the funds. The unit value is calculated by dividing the value of these securities, as adjusted, by the total number of units credited to participants in the fund.

       The Plan's Interest Income Fund Unit Values are based on $1.00 per unit.

       The unit values for the Diversified Fund transferred into the Plan from the Derby Refining Company Thrift Plan are based on the values established by the fund managers for the Chase Bank of Texas Funds reported in Schedule 7, under Fixed Income Funds and Equity Funds. The Government Bond Fund is currently invested in the Chase Bank of Texas Short Term Money Market Group Fund which establishes the unit values.

                                            Schedule 1 - Investments *
                                            ------------------------
                                             Coastal Common Stock Fund
                                             -------------------------

Security                                                    Shares              Cost             Market Value
--------                                                  ----------       ---------------      ---------------
The Coastal Corporation
   Common Stock:

   December 31, 1998(1)                                   13,970,316       $   147,958,849      $   490,707,350
                                                                           ===============      ===============

   December 31, 1997(1)**                                 14,490,336       $   144,365,695      $   451,536,295
                                                                           ===============      ===============


                                             Schedule 2 - Investments
                                             ------------------------
                                              Coastal Class A Common
                                                    Stock Fund
                                              ----------------------

                                                            Shares              Cost             Market Value
                                                          ----------       ---------------      ---------------
The Coastal Corporation
   Class A Common Stock:

   December 31, 1998                                          10,769       $        60,311      $       378,261
                                                                           ===============      ===============

   December 31, 1997                                          12,691       $       142,151      $       827,312
                                                                           ===============      ===============


                                            Schedule 3 - Investments *
                                            ------------------------
                                           Coastal Preferred Stock Fund
                                           ----------------------------

                                                            Shares              Cost             Market Value
                                                          ----------       ---------------      ---------------
The Coastal Corporation
   $1.83 Cumulative Convertible
   Preferred Stock, Series B:

   December 31, 1998                                             394       $        11,079      $        99,682
                                                                           ===============      ===============

   December 31, 1997                                             423       $        11,894      $        94,329
                                                                           ===============      ===============


                                            Schedule 4 - Investments *
                                            ------------------------
                                                 Valero Stock Fund
                                            ------------------------

                                                            Shares              Cost             Market Value
                                                          ----------       ---------------      ---------------
Valero Energy Corporation
   Common Stock:

   December 31, 1998                                          19,620       $        67,725      $       416,925
                                                                           ===============      ===============

   December 31, 1997                                          23,615       $        81,516      $       734,402
                                                                           ===============      ===============

------------------------------------
     *  See also Schedule 8.
     ** Adjusted for two-for-one stock split in 1998.
     (1) Exceeds 5% of net assets.

                                            Schedule 5 - Investments *
                                            ------------------------
                                                  PG&E Stock Fund
                                            -------------------------

                                                            Shares              Cost             Market Value
                                                          ----------       ---------------      ---------------
Pacific Gas & Electric
   Common Stock:

   December 31, 1998                                          10,870       $        31,687      $       342,405
                                                                           ===============      ===============

   December 31, 1997                                          13,082       $        38,135      $       392,250
                                                                           ===============      ===============


                                            Schedule 6 - Investments *
                                            ------------------------
                                                Intelect Stock Fund
                                            -------------------------

                                                            Shares              Cost             Market Value
                                                          ----------       ---------------      ---------------
Intelect Communications Inc.
   Common Stock:

   December 31, 1998                                           3,789       $         1,954      $         5,684
                                                                           ===============      ===============

   December 31, 1997                                           4,515       $         1,618      $        24,906
                                                                           ===============      ===============

------------------------------------

     *  See also Schedule 8.

                                            Schedule 7 - Investments *
                                            ------------------------
                                                 Diversified Fund
                                            ---------------------------

Security - December 31, 1998                                Shares              Cost             Market Value
--------                                                   ---------       ---------------      -------------

Common Stocks
-------------
AT&T                                                           3,700       $       280,552      $       280,552
Aluminum Co. America                                           6,500               445,527              484,653
American General Corp.                                         9,000               409,223              702,026
American Home Products Corp.                                  10,400               328,832              586,300
Ameritech Corp.                                                9,900               486,239              627,412
Aon Corp.                                                      6,307               194,276              349,250
Bank One Corp.                                                10,378               514,656              529,921
Bankamerica Corp.                                              9,531               654,092              573,051
Bankboston Corp.                                               8,200               246,696              319,283
Baxter International Inc.                                      9,100               431,832              585,239
Bell Atlantic Corp.                                            8,000               377,152              432,000
Bestfoods                                                     13,700               654,092              729,525
Browning Ferris Industries Inc.                               12,400               441,204              352,619
Chevron Corp.                                                  6,900               556,687              572,265
Chubb Corp.                                                    7,200               504,695              466,200
Cooper Industries Inc.                                         7,000               364,223              333,809
Deere & Co.                                                   11,300               431,291              371,487
Dominion Resources Inc.                                       11,600               544,506              542,300
Du Pont E I De Nemours &  Company                              8,050               445,986              427,149
Emerson Electric Co.                                           9,600               545,597              580,800
First Union Corp.                                              9,620               423,627              585,011
Ford Motor Company                                             9,200               243,719              539,920
Fortune Brands Inc.                                           14,500               487,447              458,563
Frontier Corp                                                 17,500               434,296              595,000
GTE Corporation                                                9,900               511,681              643,500
General Motors Corp                                            5,600               327,087              400,747
H J Heinz Co.                                                  9,900               459,334              560,588
Kimberly Clark Corp.                                          14,400               684,451              784,800
Lockheed Martin Corp.                                          4,700               497,917              398,325
May Department Stores Company                                  8,500               428,305              513,188
McGraw Hill Companies Inc.                                     8,520               352,062              867,975
Mellon Bank Corporation                                        7,300               304,123              501,875
Mobil Corp                                                     4,100               286,146              357,213
PPG Industries Inc.                                            5,300               365,089              308,391
Pacificorp                                                    15,900               315,953              334,886
Penney J C Inc.                                                9,400               618,653              440,625
Pharmacia Upjohn Inc                                          13,100               498,720              741,788
Pitney Bowes Incorporated                                     13,100               359,012              865,412
St. Paul Companies Inc.                                       11,700               457,739              407,300
Southern Co.                                                  14,200               384,422              412,680
Summit Bancorp                                                 8,550               211,811              373,524
Tenneco Inc.                                                  18,200               720,183              619,928
Texas Utilities Company                                       12,000               509,388              560,244
Thomas &Betts Corporation                                      7,470               304,821              323,541
USX Marathon Group                                            10,200               305,413              307,275

------------------------------------

     *  See also Schedule 8.

Security - con't                                            Shares              Cost             Market Value
--------                                                   ---------       ---------------      -------------
Union Camp Corp.                                               9,100               457,531              610,838
Wells Fargo Company                                           12,600               440,280              503,206
Williams Companies Inc.                                       14,500               340,594              452,212
Xerox Corp.                                                    3,100               296,009              365,800
                                                                           ---------------      ---------------

Total Common Stock                                                              20,883,171           24,680,196
                                                                           ---------------      ---------------


Foreign Stocks
--------------
British Airways PLC                                            5,800               378,050              393,310
British Petroleum PLC                                          4,414               313,326              400,571
Cable & Wireless PLC Co. ADR                                   9,100               256,770              334,425
Glaxo Welcome PLC Sponsored                                    6,100               295,603              423,950
Imperial Chemical Industries PLC ADR                          17,500               895,008              611,398
Royal Dutch Petroleum                                          9,900               473,142              473,963
Zeneca Group PLC Sponsored ADR                                   200                 8,026                8,975
                                                                           ---------------      ---------------

Total Foreign Stocks                                                             2,619,925            2,646,592
                                                                           ---------------      ---------------


Fixed Income Funds
------------------
CBT Managed Bond Group Fund                                      447                 4,831                6,241
CBT Limited Term Bond Group Fund                               1,226                12,797               15,677
                                                                           ---------------      ---------------

Total Fixed Income Funds                                                            17,628               21,918
                                                                           ---------------      ---------------


Equity Funds
------------
CBT Special Equity Group Fund                                     21                   888                2,360
CBT Equity Income Group Fund                                      38                 2,279                6,099
CBT American Core Equity Group Fund                              213                 3,798                9,601
CBT International Equity Group Fund                               96                 1,099                2,291
CBT Equity Growth Group Fund                                     252                 2,429                7,082
                                                                           ---------------      ---------------

Total Equity Funds                                                                  10,493               27,433
                                                                           ---------------      ---------------


GRAND TOTAL                                                                $    23,531,217      $    27,376,139
                                                                           ===============      ===============

                                            Schedule 7A - Investments *
                                            -------------------------
                                                 Diversified Fund
                                            --------------------------

Security - December 31, 1997                                Shares              Cost             Market Value
--------                                                   ---------       ---------------      -------------

Common Stocks
-------------
Allegheny Teledyne Inc.                                       13,900       $       415,735      $       359,663
American General Corporation                                   6,300               234,547              340,591
American Home Products Corp.**                                20,600               571,742              787,950
Anheuser Busch Cos Inc.                                        9,600               415,987              422,400
AON Corporation                                                9,107               280,525              533,898
Atlantic Richfield Co.                                         5,800               414,186              464,725
Bank One Corp.                                                 3,000               135,205              162,936
Bank of Boston Corporation**                                  11,600               309,481              544,835
Bankers Trust New York Corp.                                   2,900               335,145              326,067
Bausch & Lomb Inc.                                             6,100               230,972              241,713
Baxter International Inc.                                     12,000               513,998              605,244
Block H & R Incorporated                                       3,100               103,199              138,917
Bristol Myers Squibb Co.                                         900                38,896               85,163
Browning Ferris Industries Inc.                               18,764               643,824              694,268
CIGNA Corp.                                                    1,500               187,103              258,563
CPC International Inc.                                         7,200               692,138              781,320
Chase Manhattan Corporation                                    3,100               237,029              339,450
Chevron Corp.                                                  4,500               375,581              346,500
Consolidated Natural Gas Co.                                   6,400               363,024              387,200
Corestates Financial Corp.                                     4,600               292,809              370,300
Crestar Financial Corporation                                  9,500               254,885              541,500
Du Pont E I De Nemours & Company                               7,050               258,711              423,437
Eaton Corp.                                                    2,500               163,575              223,125
Emerson Electric Co.                                           7,200               379,932              406,346
First Chicago NBD Corp.                                        3,000               247,716              250,500
Fleet Financial Group Inc.                                     5,700               335,986              428,213
Ford Motor Company                                            10,800               322,441              524,470
Fortune Brands Inc.                                           12,800               413,749              474,394
Frontier Corp.                                                18,000               431,200              432,000
GTE Corporation                                                6,600               316,873              344,850
General Dynamics Corporation**                                 7,000               179,717              303,625
General Mills Inc.                                             1,500               101,084              107,438
General Motors Corp.                                           4,100               238,144              249,075
Georgia Pacific Group                                          2,000               163,553              121,500
Georgia Pacific Timber Group                                   2,200                54,240               49,911
Hartford Financial Services Group Inc.                         2,700               167,407              252,617
Heinz H J Company                                              7,300               266,976              370,928
Hercules Inc.                                                  6,800               345,182              340,422
Kimberly Clark Corp.                                           1,800                86,026               88,762
May Department Stores Company                                  9,300               440,696              489,989
McGraw Hill Companies Inc.                                    11,020               396,360              815,480
Mellon Bank Corporation                                        8,600               298,883              521,375
Mercantile Bancorp Inc.                                        6,450               197,568              396,675
Merck & Co. Inc.                                               1,900               179,264              201,400

------------------------------------

     *  See also Schedule 8.
     ** Adjusted for stock split in 1998.

Security - con't.                                           Shares              Cost             Market Value
--------                                                   ---------       ---------------      -------------

Minnesota Mining & Manufacturing Company                       3,440               264,924              282,293
Mobil Corp.                                                    3,400               195,734              245,436
National City Corp.                                            3,600               231,900              236,700
Norfolk Southern Corporation                                  10,800               330,443              329,400
PNC Bank Corp.                                                 5,500               269,213              313,154
Pharmacia Upjohn Inc.                                         12,500               467,690              457,813
Philip Morris Companies Inc.                                   9,200               382,316              416,300
Pitney Bowes Incorporated**                                   17,200               417,477              773,458
RJR Nabisco Holdings Corp.                                     7,320               234,011              274,500
SBC Communications Inc.**                                      8,200               245,463              300,325
Safeco Corp.                                                   6,400               310,418              312,000
St. Paul Companies Incorporated**                              4,400               168,576              180,536
Summit Bancorp                                                11,450               245,296              605,419
Temple Inland Inc.                                             4,500               213,520              235,404
Thomas & Betts Corporation                                     8,870               369,824              419,108
USX Marathon Group                                             7,400               167,479              249,750
Union Camp Corporation                                         5,500               318,115              295,279
Union Pacific Corporation                                      6,600               331,628              413,325
Whirlpool Corp.                                                4,600               245,590              253,000
Williams Companies Inc.                                       16,500               321,411              470,250
                                                                           ---------------      ---------------

Total Common Stocks                                                             18,762,322           23,613,185
                                                                           ---------------      ---------------

Foreign Stocks
--------------
BCE Inc.                                                      10,600               207,092              353,107
British Petroleum PLC                                          6,514               381,458              519,081
Cable & Wireless PLC Co. ADR                                  11,700               330,132              318,088
Glaxo Welcome PLC Sponsored                                   10,200               361,889              488,325
Imperial Chemical Industries PLC ADR                           9,600               561,122              623,395
Zeneca Group PLC Sponsored ADR                                 1,300               132,975              140,400
                                                                           ---------------      ---------------

Total Foreign Stocks                                                             1,974,668            2,442,396
                                                                           ---------------      ---------------

Fixed Income Funds
------------------
CBT Limited Term Group Fund                                    1,226                12,797               14,684
CBT Managed Bond Group Fund                                      447                 4,831                5,656
                                                                           ---------------      ---------------

Total Fixed Income Funds                                                            17,628               20,340
                                                                           ---------------      ---------------

Equity Funds
------------
CBT American Core Equity Fund                                    213                 3,798                7,237
CBT Equity Income Group Fund                                      38                 2,280                4,798
CBT International Equity Group Fund                               95                 1,099                1,915
CBT Special Equity Group Fund                                     20                   888                2,401
CBT Equity Growth Group Fund                                     252                 2,429                4,945
                                                                           ---------------      ---------------

Total Equity Funds                                                                  10,494               21,296
                                                                           ---------------      ---------------


GRAND TOTAL                                                                $    20,765,112      $    26,097,217
                                                                           ===============      ===============

------------------------------------

     ** Adjusted for stock split in 1998.

                                             Schedule 8 - Investments
                                             ------------------------
                                              Short Term Investments
                                              ----------------------

                                                                                       December 31,
                                                                     ----------------------------------------------
                                                                               1998                    1997
                                                                     ----------------------   ---------------------
                                                                           Chase Bank of           Chase Bank of
                                                                         Texas Short Term      Texas Short Term
                                                                           Money Market            Money Market
                                                                            Group Fund (1)          Group Fund  (1)
                                                                     ---------------------     --------------------
Coastal Common Stock Fund                                                $       926,064         $     1,810,034
Diversified Fund                                                                 509,716                 267,214
Interest Income Fund                                                          45,729,359              50,128,486
Coastal Preferred Stock Fund                                                         274                     122
Valero Common Stock Fund                                                           6,128                   6,521
PG&E Common Stock Fund                                                                 -                       -
Intelect Common Stock Fund                                                           178                     323
Government Bond Fund                                                               4,494                   4,248
                                                                         ---------------         ---------------

     Total                                                               $    47,176,213         $    52,216,948
                                                                         ===============         ===============



                                         Schedule 9 - Statement of Changes
                                         in Net Assets Available For Plan
                                                 Benefits by Fund
                                         ----------------------------------


                                                      Beginning of Year        Change 1998           End of Year
                                                      -----------------        -----------           -----------
Coastal Common Stock Fund                             $   445,835,406        $    43,594,646       $   489,430,052
Diversified Fund                                           26,338,294              1,085,298            27,423,592
Interest Income Fund                                       49,550,436             (3,894,529)           45,655,907
Coastal Preferred Stock Fund                                   94,452                  5,505                99,957
Valero Common Stock Fund                                      718,995               (303,027)              415,968
PG&E Common Stock Fund                                        394,868                (55,016)              339,852
Intelect Common Stock Fund                                     23,902                (18,173)                5,729
Coastal Class A Common Stock Fund                             827,323               (448,492)              378,831
Government Bond Fund                                            4,251                    246                 4,497
                                                      ---------------        ---------------       ---------------

      Total                                           $   523,787,927        $    39,966,458       $   563,754,385
                                                      ===============        ===============       ===============

------------------------------------

     (1) Exceeds 5% of net assets

           Item 27a - Schedule of Assets Held For Investment Purposes
              Employer Identification No.: 74-1734212; Plan No. 003
                     Form 5500: Year Ended December 31, 1998

                                                                        (c)
                              (b)                             Description of Investment
                                                             including Maturity Date, Rate               (d)               (e)
 (a)            Identity of Issue, Borrower,                 of Interest, Collateral, Par              Cost of           Market
                  Lessor or Similar Party                     or Maturity Value                      Acquisition          Value
----   --------------------------------------------   -------------------------------------------   --------------   --------------

*     The Coastal Corporation (1)                    13,970,316 shares common stock                 $  147,958,849   $  490,707,350

                                                     10,769 shares Class A common stock (2)                 60,311          378,261

                                                     394 shares $1.83 convertible preferred
                                                     stock, Series B                                        11,079           99,682

       Valero Energy Corporation                     19,620 shares common stock                             67,725          416,925

       Pacific Gas & Electric Corporation            10,870 shares common stock                             31,687          342,405

       Intelect Communications, Inc.                 3,789 shares common stock                               1,954            5,684

       Chase Bank of Texas Short Term Money
          Market Group Fund (1)                      Money market                                       47,176,213       47,176,213

       See Schedule 7 for list of                    See Schedule 7 for list of
          investment entities.                       investments.                                       23,531,217       27,376,139
                                                                                                    --------------   --------------

                                                                                                    $  218,839,035   $  566,502,659
                                                                                                    =============    ==============

------------------------------------

*  Party-In-Interest.

(1) Exceeds 5% of net assets.

(2) Class A Common Stock may be distributed to employee participants, but cannot be transferred to other individuals or organizations.

                 Item 27d - Schedule of Reportable Transactions
     Series Transactions, When Aggregated, Involving an Amount in Excess of
                Five Percent of the Current Value of Plan Assets
              Employer Identification No.: 74-1734212; Plan No. 003
                     Form 5500: Year Ended December 31, 1998

                                          (b)
                                  Description of Asset
           (a)                    (including interest           (c)             (d)          (e)          (f)
        Identity of                rate and maturity          Purchase        Selling      Cost of      Current       (g)
      Party Involved               in case of loan)            Price          Price(1)      Asset        Value      Net Gain
-------------------------   ---------------------------  --------------  -------------  -------------  ---------  -------------

 * The Coastal Corporation   Common Stock:

                               Sales & distributions
                                 (636,675 shares)                        $  30,829,001   $  28,957,888             $  1,871,113




























------------------------------------

   * Party-In-Interest

  (1) Or distribution value.

                                   SIGNATURES

      The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                             THE COASTAL CORPORATION
                                   THRIFT PLAN



Date:  June 25, 1999                 By:            AUSTIN M. O'TOOLE
                                         --------------------------------------
                                                    Austin M. O'Toole
                                         Member of the Administrative Committee



                                      -19-